UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                 ____________

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 3)
                                    (Final)

                           Pharmacia & Upjohn, Inc.
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                   616130 50 4
                                (CUSIP Number)
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

 Eva Persson                                                            with copies to:
 AB Volvo                                                               Maureen Brundage, Esq.
 S-405 08 Goteborg                                                      Timothy B. Goodell, Esq.
 Sweden                                                                 White & Case
 46-31-590000                                                           1155 Avenue of the Americas
                                                                        New York, New York 10036


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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

                                 July 29, 1996
         ____________________________________________________________
            (Date of Event which Requires Filing of this Statement)
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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).
                                 ____________

Check the following box if a fee is being paid with this statement ( ).
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                                 SCHEDULE 13D
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


   CUSIP No. 616130 50 4                                      Page 2 of   Pages
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
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          AB Volvo

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) ( )
                                                                      (b) ( )

   3      SEC USE ONLY


   4      SOURCE OF FUNDS

          00
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                              ( )

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Sweden

  NUMBER OF SHARES BENEFICIALLY     7      SOLE VOTING POWER
  OWNED BY EACH REPORTING PERSON           0<F1>
  WITH                              8      SHARED VOTING POWER
                                           0<F1>

                                    9      SOLE DISPOSITIVE POWER
                                           0<F1>

                                    10     SHARED DISPOSITIVE POWER
                                           0<F1>
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                              ( )

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0<F1>
  14      TYPE OF REPORTING PERSON

          CO


<F1>  AB Volvo may be deemed to be the beneficial owner of the shares of Common Stock owned by Sotrof Aktiebolag.  Such shares of
Common Stock have been excluded to avoid double counting of the aggregate shares of Common Stock owned by AB Volvo and Sotrof
Aktiebolag.
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                                 SCHEDULE 13D
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


   CUSIP No. 616130 50 4                                      Page 2 of   Pages
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
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Sotrof Aktiebolag (formerly known as Fyrstegen AB)

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) ( )
                                                             (b) ( )

   3      SEC USE ONLY


   4      SOURCE OF FUNDS

          00
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                     ( )

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Sweden

  NUMBER OF SHARES BENEFICIALLY     7      SOLE VOTING POWER
  OWNED BY EACH REPORTING PERSON           23,765,766
  WITH                              8      SHARED VOTING POWER


                                    9      SOLE DISPOSITIVE POWER
                                           23,765,766

                                    10     SHARED DISPOSITIVE POWER

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                     ( )

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.7%
  14      TYPE OF REPORTING PERSON
          CO

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ITEM 1.   SECURITY AND ISSUER

          This Amendment No. 3 ("Amendment No. 3") relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Pharmacia & Upjohn, Inc. (the "Company"), a corporation organized and existing under the laws of the State of Delaware, the principal executive offices which are located at Knyvett House, The Causeway, Staines, Middlesex TW18 3BA, England. The purpose of this Amendment No. 3 is to amend and supplement Amendment No. 2 to the Schedule 13D dated June 28, 1996 ("Amendment No. 2") filed by AB Volvo ("Volvo") and Fyrstegen AB, which amends and restates the Schedule 13D dated November 2, 1996 filed by AB Volvo ("Volvo") and AB Fortos (such Schedule 13D as amended and restated in Amendment No. 1 to the Schedule 13D dated
January 11, 1996 ("Amendment No. 1"), (the "Schedule 13D").


ITEM 4.   PURPOSE OF TRANSACTION

          Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

          Pursuant to the Underwriting Agreements as defined in Item 6 Volvo sold 46,000,000 shares of Common Stock to the Underwriters, as defined in
Item 6, party to the Underwriting Agreements on July 29, 1996. In addition, Volvo agreed to sell an additional 6,900,000 shares of Common Stock in the event the Underwriters exercise the over-allotment option granted by Volvo to the Underwriters in the Underwriting Agreements. On August 5, 1996 the Underwriters exercised the over-allotment option to purchase 4,006,534 shares of Common Stock.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

          Pursuant to the Underwriting Agreements, Volvo sold 46,000,000 shares of Common Stock to the Underwriters as defined in Item 6 for the aggregate consideration of $1,352,400,000 or $39.20 per share. This amount represented the price at which such shares were offered to the public by the Underwriters ($40.00) less the Underwriter's commission.

          On July 29, 1996, after giving effect to the sale of 46,000,000 shares of Common Stock by Volvo, as described in the above paragraph, Volvo ceased to be beneficial owner of more than five percent of the outstanding shares of Common Stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

          On July 23, 1996 Volvo concurrently executed three underwriting agreements: an agreement (the "U.S. Version") with Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman Sachs & Co., Bear Stearns & Co., Inc., J.P. Morgan Securities, and Morgan Stanley & Co., Incorporated (as representatives of the underwriters named in Schedule I of the U.S. Version); an agreement (the "International Underwriting Agreement") with Goldman Sachs International, Merrill Lynch International, CS First Boston Limited, HSBC Investment Bank plc, and UBS Limited (as representatives of the underwriters named in Schedule I of the International Agreement); and an agreement (the "Nordic Underwriting Agreement") with Enskilda Securities (a unit of Skandinaviska Enskilda Banken AB (publ)), Goldman Sachs International and Merrill Lynch International (as representatives of the underwriters named in Schedule I of the Nordic Underwriting Agreement). The three underwriting agreements, the U.S. Version, the International Underwriting Agreement and the Nordic Underwriting Agreement collectively are referred to herein as the "Underwriting Agreements" and the underwriters party thereto are collectively referred to herein as the "Underwriters". On July 29, 1996 Volvo sold 46,000,000 shares of Common Stock to the Underwriters. The shares of Common Stock subject to the Underwriting Agreements are referred to herein as the "Offered Shares".

          Pursuant to the Underwriting Agreements Volvo has granted the Underwriters an option, exercisable for 30 days from July 23, 1996, to purchase up to 6,900,000 additional shares of Common Stock. The Underwriters
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may exercise such right of purchase only for the purpose of covering over-
allotments, if any, made in connection with the sale of the Offered Shares. On August 5, 1996 the Underwriters exercised the over-allotment option to purchase 4,006,534 of the Offered Shares.

          The Underwriting Agreements provide that Volvo may not sell or otherwise dispose of any of its shares of Common Stock for a period of 180 days after July 23, 1996 without the prior consent of Goldman Sachs & Co. and Merrill Lynch & Co. on behalf of the Underwriters.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          The following documents are added as exhibits to the Schedule 13D:

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

 Exhibit No.   Description

 1.1 Underwriting Agreement, dated July 23, 1996 among Volvo, Sotrof Aktiebolag, Pharmacia & Upjohn Inc. and Goldman Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bear Stearns & Co., Inc., J.P. Morgan Securities, and Morgan Stanley & Co., Incorporated, as representatives of the several underwriters named in Schedule I thereto.

 1.2 Underwriting Agreement, dated July 23, 1996 among Volvo, Sotrof Aktiebolag, Pharmacia & Upjohn Inc. and Goldman Sachs International, Merrill Lynch International, CS First Boston Limited, HSBC Investment Bank plc, and UBS Limited, as representatives of the several underwriters named in
               Schedule I thereto.
 1.3 Underwriting Agreement, dated July 23, 1996 among Volvo, Sotrof Aktiebolag, Pharmacia & Upjohn Inc. and Enskilda Securities (a unit of Skandinaviska Enskilda Banken AB (publ)), Goldman Sachs International and Merrill Lynch International, as representatives of the several underwriters named in
               Schedule I thereto.

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                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 7, 1996

                              AB VOLVO


                              By: /s/ Fred Bodin
                                 Name:   Fred Bodin
                                 Title:  Senior Vice President


                              By: /s/ Jan Engstrom
                                 Name:   Jan Engstrom
                                 Title:  Senior Vice President
                                         and Chief Financial Officer
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                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 7, 1996

                              SOTROF AKTIEBOLAG


                              By: /s/ Fred Bodin
                                 Name:   Fred Bodin
                                 Title:  Member of the Board


                              By: /s/ Jan Engstrom
                                 Name:   Jan Engstrom
                                 Title:  Member of the Board

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

 Exhibit No.   Description

 1.1 Underwriting Agreement, dated July 23, 1996 among Volvo, Sotrof Aktiebolag, Pharmacia & Upjohn Inc. and Goldman Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bear Stearns & Co., Inc., J.P. Morgan Securities, and Morgan Stanley & Co., Incorporated, as representatives of the several underwriters named in Schedule I thereto, Pharmacia & Upjohn, Inc. and AB Volvo.

 1.2 Underwriting Agreement, dated July 23, 1996 among Volvo, Sotrof Aktiebolag, Pharmacia & Upjohn Inc. and Goldman Sachs International, Merrill Lynch International, CS First Boston Limited, HSBC Investment Bank plc, and UBS Limited, as representatives of the several underwriters named in
               Schedule I thereto.
 1.3 Underwriting Agreement, dated July 23, 1996 among Volvo, Sotrof Aktiebolag, Pharmacia & Upjohn Inc. and Enskilda Securities (a unit of Skandinaviska Enskilda Banken AB (publ)), Goldman Sachs International and Merrill Lynch International, as representatives of the several underwriters named in
               Schedule I thereto.

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